September 23, 2010

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Mr. Gary Newberry
U.S, Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultra Clean Holdings, Inc. Form 10-K for the Fiscal Year Ended January 1, 2010 Filed March 30, 2010 Form 10-Q for the Fiscal Quarter Ended April 2, 2010 Filed May 14, 2010 File No. 000-50646

Dear Mr. Newberry:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated September 9, 2010 (the “Comment Letter”) regarding the above-referenced filing on Form 10-K (the “10-K”) and (the “10-Q”) of Ultra Clean Holdings, Inc. (the “Company”).

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are the Company’s responses to the Staff’s comments numbered 1 through 5, as set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended January 1, 2010

Notes to Consolidated Financial Statements

Note 1.  Organizations and Significant Accounting Policies, page 41

1.         With respect to your foreign subsidiaries, please revise future filings to disclose the accounting policies regarding their consolidation, the determination of the functional currency, and the reporting of any foreign currency denominated items in your consolidated financial statements.

            The Company will include revised disclosures in its next form 10-Q to substantively read as follows:

            The Company will include in future filings a paragraph Principles of Consolidation in which the Company will include a statement that the consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and all intercompany accounts and transactions have been eliminated in consolidation.  An additional paragraph Foreign Currency Translation will describe the Company’s non-U.S. subsidiaries that operate in a local currency environment and the determination of their functional currency. Also, the Company will include a statement as follows: All balance sheet accounts of these local functional currency subsidiaries are translated at the fiscal period-end exchange rate, and income and expense accounts are translated using average rates in effect for the period, except for costs related to those balance sheet items that are translated using historical exchange rates. The resulting translation adjustments are recorded as cumulative translation adjustments, and are a component of accumulated other comprehensive income (loss). Foreign currency transaction gains and losses are recorded in other income (expense), net.

Note 7.  Income Taxes, page 51

2.         Please revise future filings to disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign. Refer to Rule 4-08(h)(1)(i) of Regulation S-X.

The Company will revise future filings on Form 10-K to include a table which will disclose the components of income (loss) before income taxes as either domestic or foreign.

Disclosure Controls and Procedures, page 58

3.         We note your disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives. In future filings, please revise your conclusion to say, if true, that such controls and procedures are effective at the reasonable assurance level. Please refer to Section II.F.4 of Management’s Reports on Internal Controls over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release 33-8238, available at <http:/www.sec.gov/rules/final/33-8238.htm>.

             In future filings on Form 10-Q, the Company will revise its conclusion to say, if true, that such controls and procedures are effective at the reasonable assurance level in accordance with Section II.F.4 of Management’s Reports on Internal Controls over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release 33-8238.

Management’s Report on Internal Control Over Financial Reporting, page 58

4.         Please revise future filings to include the disclosures required under Item 308(a)(4) of Regulation S-K or Item 308T(a)(4) of Regulation S-K, as applicable.

We advise the Staff that the Company did include, as required under Item 308T(a)(4) of Regulation S-K, the following statement in its 2009 Form 10-K as the first paragraph under Item 9A. Controls and Procedures:  This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

In future filings the Company will continue to include the appropriate disclosure pursuant to Item 308(a)(4) of Regulation S-K or of Regulation S-K, as applicable, under the heading Management’s Report on Internal Control Over Financial Reporting. The Company is required in the current year to include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.

Form 10-Q for the Fiscal Quarter Ended April 2, 2010

Condensed Consolidated Statements of Operations, page 4

5.         We note that you have recorded an income tax provision for the period ended April 2, 2010, and that you have established a valuation allowance for your deferred tax assets as of January 1, 2010.  Please tell us how your tax provision in the current quarter complies with the requirements for interim reporting for income tax under Accounting Standards Codification (ASC) 740-270-30 and related examples of ASC 740-270-55.

             The Company recorded an income tax provision for the period ending April 2, 2010 equal to 1) the product of the estimated annual effective tax rate for the full year multiplied by year-to-date pre-tax ordinary income plus 2) discrete items, if any, that occurred during the period ending April 2, 2010.  The estimated annual effective tax rate includes the tax effect of a valuation allowance expected to be necessary for a deferred tax asset at the end of the year for originating deductible temporary differences and carryforwards during the year.

If you have any questions regarding or the responses herein provided, please call the undersigned at (510) 576-4704.

Sincerely,

/s/ Kevin C. Eichler
Kevin C. Eichler Chief Financial Officer and Senior Vice President

cc:	Caroline Perry, Esq., Davis Polk & Wardwell LLP Mike Hubbard, Deloitte & Touche LLP